SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENPACT LIMITED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G3922B 107

(CUSIP Number of Class of Securities)

Victor Guaglianone

Genpact LLC

105 Madison Avenue, 2nd Floor

New York, NY 10016

(646) 624-5900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Knute J. Salhus

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center, 250 Greenwich Street

New York, NY 10007 USA

(212) 230-8800

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$300,000,000	$38,640

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $300,000,000 in value of shares of common stock of Genpact Limited at a price not greater than $18.00 and not less than $16.50 per share in cash.
(2)	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and equals $128.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 38,640	Filing Party: Genpact Limited
Form or Registration No.: Schedule TO-I	Date Filed: March 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Genpact Limited, a Bermuda company (“Genpact” or the “Company”), on March 6, 2014 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase up to $300 million in value of its common shares, par value $0.01 per share (the “Shares”), at a price not greater than $18.00 nor less than $16.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The applicable portion of the beneficial ownership table and related footnotes thereto set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Beneficial Ownership”) of the Offer to Purchase is amended and restated as follows:

Except as otherwise disclosed in the footnotes below, the following table sets forth certain information as of March 7, 2014 with respect to the beneficial ownership of each director and executive officer and certain shareholders of Genpact. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares subject to options that are currently exercisable or exercisable within 60 days of March 7, 2014 are deemed to be outstanding and beneficially owned by the person holding such options. Such Shares, however, are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 231,783,522 Shares of Genpact Limited outstanding on March 7, 2014.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Outstanding Shares
5% Shareholders
Glory Investments A Limited(3)	57,537,264	24.82
Wellington Management Company, LLP(4)	27,755,530	11.97
Brown Advisory Incorporated (5)	20,853,301	9.00
William Blair & Company, LLC(6)	16,634,722	7.18
Directors and Executive Officers
N.V. Tyagarajan(7)	1,436,827	*
Mohit Bhatia(8)	37,411	*
Patrick Cogny(9)	209,022	*
Piyush Mehta(10)	53,941	*
Arvinder Singh(11)	164,022	*
Amit Chandra(3)(12)	57,543,405	24.83
Laura Conigliaro(13)	6,141	*
David Humphrey(3)(14)	57,543,405	24.83
Jagdish Khattar(15)	116,872	*
James C. Madden(16)	26,562	*
Alex Mandl(17)	5,788	*
Mark Nunnelly(3)(18)	57,543,405	24.83
Robert G. Scott(19)	129,166	*
Mark Verdi(20)	6,141	*
All directors and executive officers as a group (16 persons)(21)	2,689,357	1.16

* Shares represent less than 1% of outstanding Shares

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investment power with respect to the shares shown as beneficially owned.

(2)	Unless noted otherwise, the business address of each beneficial owner is c/o Genpact Limited, Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda

(3)	Based solely on a Schedule 13D filed with the SEC on November 5, 2012. The Shares included in this table consist of: (1) 16,022,978 Shares held by Glory Investments A Limited (“Glory A”), whose Class A shareholder is Bain Capital Partners Asia II, L.P., whose general partner is Bain Capital Investors, LLC (“BCI”), (2) 39,508,656 Shares held by Glory Investments B Limited (“Glory B”), whose Class A shareholder is Bain Capital Partners X, L.P., whose general partner is BCI, (3) 1,865,184 common shares held by Glory Investments IV Limited (“Glory IV”), whose Class A shareholder is BCIP Associates IV, L.P., whose general partner is BCI, and (4) 140,446 Shares held by Glory Investments IV-B Limited (“Glory IV-B”), whose Class A shareholder is BCIP Associates IV-B, L.P., whose general partner is BCI. Glory A, Glory B, Glory IV and Glory IV-B (collectively, the “Glory Entities”) and Glory Investments TA IV Limited (“Glory TA IV”) are party to an amended and restated shareholders agreement and an investor agreement, each dated October 25, 2012, pursuant to which Glory TA IV was appointed as representative of the investors named therein for matters relating to the voting and disposition of the Shares. BCI is the Class A shareholder of Glory TA IV held by the Glory Entities The governance, investment strategy and decision-making process with respect to investments held by the Glory Entities is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Steven Zide. Because of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. The business address of each of the Glory Entities is c/o Glory Investments TA IV Limited, 6th Floor Altima Building, Ebene Cybercity, Ebene, Mauritius, and the business address of BCI is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

(4)	Based solely on a Schedule 13G/A filed with the SEC on February 14, 2014. The business address of Wellington Management Company, LLP is 280 Congress Street, Boston, Massachusetts 02210.

(5)	Based solely on a Schedule 13G/A filed with the SEC on February 7, 2014. The business address of Brown Advisory Incorporated is 901 South Bond Street, Ste. 400, Baltimore, MD 21231.

(6)	Based solely on a Schedule 13G/A filed with the SEC on February 6, 2014. The business address of William Blair & Company, LLC is 222 West Adams Street, Chicago, IL 60606.

(7)	This amount includes options to purchase 1,249,380 Shares owned by Mr. Tyagarajan that are exercisable within 60 days and 187,447 Shares held directly by Mr. Tyagarajan.

(8)	This amount includes options to purchase 20,421 Shares owned by Mr. Bhatia that are exercisable within 60 days and 16,990 Shares held directly by Mr. Bhatia.

(9)	This amount includes options to purchase 177,198 Shares owned by Mr. Cogny that are exercisable within 60 days and 31,824 Shares held directly by Mr. Cogny.

(10)	This amount includes options to purchase 29,497 Shares owned by Mr. Mehta that are exercisable within 60 days 24,444 Shares held directly by Mr. Mehta.

(11)	This amount includes options to purchase 125,305 Shares owned by Mr. Singh that are exercisable within 60 days and 38,717 Shares held directly by Mr. Singh.

(12)	This amount includes 6,141 vested restricted share units held by Mr. Chandra.

(13)	This amount is comprised of 6,141 vested restricted share units held by Ms. Conigliaro.

(14)	This amount includes 6,141 vested restricted share units held by Mr. Humphrey.

(15)	This amount includes options to purchase 92,353 Shares owned by Mr. Khattar that are exercisable within 60 days, 18,378 Shares held directly by Mr. Khattar and 6,141 vested restricted share units.

(16)	This amount includes 20,421 Shares held directly by Mr. Madden and 6,141 vested restricted share units.

(17)	This amount is comprised of 5,788 vested restricted share units held by Mr. Mandl.

(18)	This amount includes 6,141 vested restricted share units held by Mr. Nunnelly.

(19)	This amount includes options to purchase 92,353 Shares owned by Mr. Scott that are exercisable within 60 days, 30,672 Shares held directly by Mr. Scott and 6,141 vested restricted share units.

(20)	This amount is comprised of 6,141 vested restricted share units held by Mr. Verdi.

(21)	Does not include Shares held by the Glory Entities. Each of Messrs. Humphrey and Nunnelly is a Managing Director of BCI and as a result, and by virtue of the relationships described in footnote (3) above, may be deemed to share beneficial ownership of the Shares held by the Glory Entities. The business address of each of Messrs. Humphrey and Nunnelly is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116. Mr. Chandra is a Managing Director of Bain Capital Advisors (India) Private Limited. The business address of Mr. Chandra is c/o Bain Capital Advisors (India) Private Limited, 2nd Floor, Free Press House, Nariman Point, Mumbai 400 021, India.

(b) Securities transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions”) of the Offer to Purchase is amended and restated as follows:

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries (including their executive officers and directors), neither we nor any of our directors, executive officers, affiliates or subsidiaries (including their executive officers and directors) have effected any transactions involving our Shares since the date that is 60 days prior to March 5, 2014 except as follows:

•	As reported on Form 4 filed with the SEC on March 7, 2014, 57,919 Shares were issued upon the vesting of performance share units previously awarded to Arvinder Singh (a Senior Vice President) under the Genpact Limited 2007 Omnibus Incentive Compensation Plan based on achievement of certain previously-established performance milestones, and Genpact withheld 21,297 Shares at an average price per share of $16.71 in order to satisfy related tax withholding requirements (not open market transactions).

•	As reported on Form 4 filed with the SEC on March 7, 2014, 25,741 Shares were issued upon the vesting of performance share units previously awarded to Mohit Bhatia (our Chief Financial Officer) under the Genpact Limited 2007 Omnibus Incentive Compensation Plan based on achievement of certain previously-established performance milestones, and Genpact withheld 8,751 Shares at an average price per share of $16.71 in order to satisfy related tax withholding requirements (not open market transactions).

•	As reported on Form 4 filed with the SEC on March 7, 2014, 57,919 Shares were issued upon the vesting of performance share units previously awarded to Mohit Thukral (a Senior Vice President) under the Genpact Limited 2007 Omnibus Incentive Compensation Plan based on achievement of certain previously-established performance milestones, and Genpact withheld 19,687 Shares at an average price per share of $16.71 in order to satisfy related tax withholding requirements (not open market transactions).

•

As reported on Form 4 filed with the SEC on March 7, 2014, 130,890 Shares were issued upon the vesting of performance share units previously awarded to N.V. Tyagarajan (our President and Chief Executive Officer) under the Genpact Limited 2007 Omnibus Incentive Compensation Plan based on achievement of certain previously-established performance milestones, and Genpact withheld 53,271 Shares at an average price per share of $16.71 in order to satisfy related tax withholding requirements (not open market transactions).

•	As reported on Form 4 filed with the SEC on March 7, 2014, 38,612 Shares were issued upon the vesting of performance share units previously awarded to Patrick Cogny (a Senior Vice President) under the Genpact Limited 2007 Omnibus Incentive Compensation Plan based on achievement of certain previously-established performance milestones, and Genpact withheld 15,982 Shares at an average price per share of $16.71 in order to satisfy related tax withholding requirements (not open market transactions).

•	As reported on Form 4 filed with the SEC on March 7, 2014, 32,177 Shares were issued upon the vesting of performance share units previously awarded to Piyush Mehta (a Senior Vice President) under the Genpact Limited 2007 Omnibus Incentive Compensation Plan based on achievement of certain previously-established performance milestones, and Genpact withheld 10,938 Shares at an average price per share of $16.71 in order to satisfy related tax withholding requirements (not open market transactions).

•	As reported on Form 4 filed with the SEC on March 7, 2014, 19,305 Shares were issued upon the vesting of performance share units previously awarded to Victor Guaglianone (our Senior Vice President and General Counsel) under the Genpact Limited 2007 Omnibus Incentive Compensation Plan based on achievement of certain previously-established performance milestones, and Genpact withheld 7,959 Shares at an average price per share of $16.71 in order to satisfy related tax withholding requirements (not open market transactions).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2014

GENPACT LIMITED

By:	/s/ Heather White
Heather White
Senior Vice President

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated March 6, 2014

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)*	Press Release dated March 5, 2014

(a)(5)(ii)*	Advertisement announcing the commencement of the Offer

(a)(5)(iii)**	Investor Day Presentation dated March 6, 2014

(b)(1)	Credit Agreement dated as of August 30, 2012 by and among the Registrant, Genpact International, Inc., Headstrong Corporation, Genpact Global Holdings (Bermuda) Limited, Morgan Stanley Senior Funding, Inc., as administrative agent, swingline lender and a term lender, Morgan Stanley Bank, N.A., as issuing bank and a revolving lender, Citigroup Global Markets Inc., as syndication agent and documentation agent, the other joint lead arrangers and joint bookrunning managers identified therein and the other lenders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 30, 2012).

(b)(2)	Amendment No. 1, dated as of June 14, 2013, to the Credit Agreement, dated as of August 30, 2012, by and among the Registrant, Genpact International, Inc., Headstrong Corporation, Genpact Global Holdings (Bermuda) Limited, the other subsidiaries of the Registrant party thereto, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and swingline lender, Morgan Stanley Bank, N.A., as issuing bank, and the joint lead arrangers and joint bookrunning managers identified therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on June 14, 2013).

(d)(1)	Amended and Restated Shareholder Agreement, dated as of October 25, 2012, by and among the Company, Glory Investments A Limited, Glory Investments B Limited, Glory Investments IV Limited, Glory Investments IV-B Limited, RGIP, LLC, Twickenham Investment Private Limited and Glory Investments TA IV Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on October 25, 2012).

(d)(2)	Gecis Global Holdings 2005 Stock Option Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(3)	Genpact Global Holdings 2006 Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(4)	Genpact Global Holdings 2007 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(5)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on May 11, 2007).

(d)(6)	Reorganization Agreement dated as of July 13, 2007, by and among the Company, Genpact Global (Lux) S.à.r.l., Genpact Global Holdings SICAR S.à.r.l. and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.17 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on July 16, 2007).

(d)(7)	Assignment and Assumption Agreement dated as of July 13, 2007, among the Company, Genpact Global Holdings SICAR S.à.r.l. and Genpact International, LLC (incorporated by reference to Exhibit 10.19 to Amendment No. 2 of the Company’s Registration Statement on Form S-1 (File No. 333-142875) filed with the SEC on July 16, 2007).

(d)(8)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 4 of the Company’s Registration Statement on Form S-1(File No. 333-142875) filed with the SEC on August 1, 2007).

(d)(9)	U.S. Employee Stock Purchase Plan and International Employee Stock Purchase Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed on Schedule 14A with the SEC on April 3, 2008).

(d)(10)	Form of RSU Award Agreement (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (File No. 001-33626) filed with the SEC on February 23, 2010).

(d)(11)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 15, 2010)

(d)(12)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 21, 2011).
(d)(13)	Form of RSU Award Agreement, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on March 31, 2011).

(d)(14)	Form of Amended and Restated Genpact Limited 2007 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 1 to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 001-33626) filed with the SEC on April 15, 2011).

(d)(15)	Employment Agreement by and between the Company and N.V. Tyagarajan, dated June 15, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on June 17, 2011).

(d)(16)	Employment Agreement by and between Genpact LLC and Patrick Cogny, dated August 5, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 10, 2011).†

(d)(17)	Form of Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-33626) filed with the SEC on May 10, 2012).

(d)(18)	Performance Share Award Agreement with N.V. Tyagarajan, dated March 6, 2012 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 001-33626) filed with the SEC on May 10, 2012).

(d)(19)	Letter Agreement dated August 1, 2012 between the Company and South Asia Private Investments (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(20)	Letter Agreement dated August 1, 2012 by and among the Company and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(21)	Shareholder Agreement dated August 1, 2012 by and among the Company and South Asia Private Investments (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).
(d)(22)	First Amendment to the Genpact Limited 2007 Omnibus Incentive Compensation Plan (as Amended and Restated April 11, 2012), effective as of August 1, 2012 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(23)	First Amendment to the Genpact Limited International Employee Stock Purchase Plan and U.S. Employee Stock Purchase Plan, effective as of August 1, 2012 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(24)	Letter Agreement by and between the Company and N.V. Tyagarajan, dated August 2, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-33626) filed with the SEC on August 3, 2012).

(d)(25)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File no. 01-33626) filed with the SEC on August 9, 2013).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on March 6, 2014.
**	Previously filed on Amendment No. 1 to Schedule TO on March 7, 2014.